Exhibit 3.4

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Windsor Resource Corp. resolutions were duly adopted setting forth a proposed amendment of the certificate of Incorporation of said corporation. declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “VI” so that as amended, said Article shall be and read as follows:

The total number of shares.of stock the Corporation shall have the authority to issue is three billion and two million shares. Three billion shares shall be designated common stock, par value .000001. Two million shares shall be designated preferred par value .000001.

SECOND; That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware,

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 28th day of June 2012.

By:	/s/ Richard S. Astrom
Authorized Officer
Title:	CEO

Name:	Richard S. Astrom
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